NEWS RELEASE

Alderon enters final stage of Environmental Assessment Process – Prepares to order more Long Lead Items

October 23, 2013	(TSX: ADV) (NYSE MKT: AXX)

Alderon Iron Ore Corp. (TSX: ADV) (NYSE MKT: AXX) ("Alderon" or the “Company”) is pleased to provide an update on the Environmental Assessment process for the Kami Iron Ore Project (“Kami Project”) and the placement of orders for the next round of long lead items planned for November of this year.

Environmental Assessment

The environmental assessment process is a dual Federal and Provincial undertaking. The Department of Environment and Conservation of the Government of Newfoundland & Labrador issued a final Ministerial decision on the Environmental Impact Statement for the Kami Project on September 30, 2013. The Environment and Conservation Minister has determined that no further work is required under the Provincial environmental assessment process. The Minister will now make a recommendation to the Provincial Government Cabinet (Lieutenant Governor in Council) for consideration.

The Federal government environmental assessment process has advanced to the final stages.  Under the terms of the Federal Project Agreement timelines for the Kami Project, the Federal government will release the Federal Comprehensive Study Report for a thirty day public review period prior to the end of October. The Federal Minister of the Environment is required to post the final Federal environmental assessment decision for the Kami Project no later than 12 weeks from the end of the thirty day review period.

“While it awaits the release of the Kami Project from the Provincial and Federal environmental assessment process, Alderon has been advancing its project financing efforts, detailed engineering, procurement of long-lead items and infrastructure agreements for rail and power,” said Tayfun Eldem, President and CEO of Alderon. “As these significant milestones in the development of the Kami Project materialize, they will further strengthen our potential to finance the remainder of the capital for the development of the Kami Project through global financial markets.”

Long Lead Items

Alderon has received bids from various suppliers for the primary crusher station for the Kami Project. The primary crusher station is the initial phase of the processing equipment in the proposed flow sheet as described in its independent technical reports.

Bids have also been received for the Pointe-Noire Terminal Ore car dumper and the stacker/reclaimer. The placement of those orders is part of Alderon’s strategy to source the long-lead mining, processing and materials handling equipment in sufficient time to begin production by the end of 2015.

The other key processing equipment that will be ordered in the next few months includes pan and drum filters, thickener, apron feeders, pumps, spirals, magnetic separators as well as screens. The procurement schedule for long-lead items is being managed by the Engineering, Procurement and Construction Management (EPCM) firm, WorleyParsons.
About Alderon

Alderon is a leading iron ore development company in Canada with offices in Vancouver, Montreal, St. John’s and Labrador City.  The Kami Project, owned 75% by Alderon and 25% by Hebei Iron & Steel Group Co. Ltd. (“HBIS”), is located within Canada’s premier iron ore district and is surrounded by four producing iron ore mines.  The Alderon team is comprised of skilled professionals with significant iron ore expertise to advance Kami towards production. HBIS is Alderon’s strategic partner in the development of the Kami Project and China’s largest steel producer.

Brian Penney, P. Eng., the Chief Operating Officer for Alderon and a Qualified Person as defined by National Instrument 43-101, has reviewed and approved the technical information contained in this news release.

For more information on Alderon, please visit our website at www.alderonironore.com.

ALDERON IRON ORE CORP.
On behalf of the Board
"Mark J Morabito"
Executive Chairman

Montreal Office	Vancouver Office
T: 514-281-9434	T: 604-681-8030
F: 514-281-5048	F: 604-681-8039

E: info@alderonironore.com
www.alderonironore.com

For Investor Relations, please call:
Ian Chadsey
1-514-350-3346 or 1-888-990-7989

Cautionary Note Regarding Forward-Looking Information

This press release contains "forward-looking information" within the meaning of the U.S. Private Securities Litigation Reform Act and Canadian securities laws concerning anticipated developments and events that may occur in the future. Forward-looking information contained in this press release include, but are not limited to, statements with respect to (i) the development of the Kami Project; (ii) the completion of and net steps in the environmental assessment process; (iii) the commencement of construction and commercial production of the Kami Project; (iv) the ability to finance the development of the Kami Project; and (v) the details and timelines associated with long lead equipment items.

In certain cases, forward-looking information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information contained in this press release is based on certain factors and assumptions regarding, among other things, receipt of governmental and other approvals,  the estimation of mineral reserves and resources, the realization of resource estimates, iron ore and other metal prices, the timing and amount of future exploration and development expenditures, the estimation of initial and sustaining capital requirements, the estimation of labour and operating costs, the availability of necessary financing and materials to continue to explore and develop the Kami Property in the short and long-term, the progress of exploration and development activities, the receipt of necessary regulatory approvals, the completion of the environmental assessment process, the estimation of insurance coverage, and assumptions with respect to currency fluctuations, environmental risks, title disputes or claims, and other similar matters. While the Company considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include risks inherent in the exploration and development of mineral deposits, including risks relating to changes in project parameters as plans continue to be redefined including the possibility that mining operations may not commence at the Kami Property, risks relating to variations in mineral resources, grade or recovery rates resulting from current exploration and development activities, risks relating to the ability to access rail transportation, sources of power and port facilities, risks relating to changes in iron ore prices and the worldwide demand for and supply of iron ore and related products, risks related to increased competition in the market for iron ore and related products and in the mining industry generally, risks related to current global financial conditions, uncertainties inherent in the estimation of mineral resources, access and supply risks, reliance on key personnel, operational risks inherent in the conduct of mining activities, including the risk of accidents, labour disputes, increases in capital and operating costs and the risk of delays or increased costs that might be encountered during the development process, regulatory risks, including risks relating to the acquisition of the necessary licences and permits, financing, capitalization and liquidity risks, including the risk that the financing necessary to fund the exploration and development activities at the Kami Property may not be available on satisfactory terms, or at all, risks related to disputes concerning property titles and interest, risks related to disputes with Aboriginal groups, environmental risks, and the additional risks identified in the “Risk Factors” section of the Company’s Annual Information Form for the most recently completed financial year, which is included in its Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission (the “SEC”) or other reports and filings with applicable Canadian securities regulators and the SEC. Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking information is made as of the date of this press release. Except as required by applicable securities laws, the Company does not undertake any obligation to publicly update or revise any forward-looking information.